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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67110

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EVOLUTION CAPITAL ADVISORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1201 3RD AVE, STE 2200
                                        (No. and Street)

SEATTLE	WA	98101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KIRK VAN ALSTYNE	206-390-9118	kvana@evolutioncapadv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
                                (Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KIRK VAN ALSTYNE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EVOLUTION CAPITAL ADVISORS, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: KVA

Title: Managing Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Evolution Capital Advisors L L C

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Evolution Capital Advisors L L.C as of December 31, 2025, and the related notes (collectively referred to as the "financial statement") In our opinion, the financial statement presents fairly, in all material respects, the financial position of Evolution Capital Advisors L L C as of December 31 2025 in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

This financial statement is the responsibility of Evolution Capital Advisors L.L.C 's management. Our responsibility is to express an opinion on Evolution Capital Advisors L.L C.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Evolution Capital Advisors L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audit in accordance with the standards of the PCAOB Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements We believe that our audit provides a reasonable basis for our opinion

Ohab and Company PA

We have served as Evolution Capital Advisors L L C 's auditor since 2020

Maitland, Florida

February 10, 2026

2

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS	2025
Cash	112,253
Receivable from customers, net	2,500
Escrow Receivable	-
Prepaid expenses	882
Investments	-
Equipment, net	0
Deposits	900
Total assets	**$116,535**

LIABILITIES	
Accounts payable	$3,612
Total liabilities	3,612

MEMBERS' EQUITY	112,923
Total liabilities and members' equity	**$116,535**

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Evolution Capital Advisors L.L.C., (the Company or Evolution) was formed on September 14, 2005 (date of inception) for the principal purpose of providing investment banking advisory services targeted at serving entrepreneurial stage technology firms in the western U.S. and Canada. Evolution provides corporate finance services including serving as an advisor on sell-side mergers and acquisition exploration and as a placement agent for issuers seeking early institutional capital financing. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking services providing mergers and acquisition and private placement advisory.

The Company began planned principal operations during 2006, providing services to customers throughout the greater Northwest. The Company operates from its office in Seattle, Washington.

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue from Contracts with Customers

The Company adopted ASU 2014-09, "Revenue from Contracts with Customers", on January 1, 2018. The Company elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption.

Revenue Recognition
The Company's advisory revenue is composed of consulting fees and success fees. The Company recognizes revenue when (or as) services (performance obligations) are transferred to customers. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the customer. A performance obligation may be satisfied over time or at a point in time. As it relates to consulting fees, significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance

NOTE 1 – continued:

obligations are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Consulting (retainer) fees constitute a bundle of strategic consultative services provided to customers over the engagement period. The specific mix of consultative services utilized (as well as related pricing) may vary periodically based on customer requirements, and contract duration is not fixed but rather based on on-going customer needs. Consulting fees are recognized over the duration of the service period as the customer receives the benefit of the services and based on the terms of the contract. Advance payments are deferred until earned. There are no deferred consulting fees as of December 31, 2025. The Company's performance obligations are to provide the financial and strategic consultative advice needed by customers throughout the engagement.

Success fees are transaction-related fees earned from completing a private placement or mergers and acquisition deal. Success fees represent a variable consideration that varies based on the size of the transaction. The Company's performance obligation for a success fee is satisfied at a point in time upon the closing of a strategic transaction. As such, success fees are recognized when the transaction is completed, and the fees have a final determination, are not subject to revenue reversal, and collectability is reasonably assured. Contracts may require that a strategic transaction closed after the engagement period is also subject to success fees. Such "tail periods" are typically for twelve months after the engagement period.

On occasion, the Company may receive a portion of its success fees for financing transactions in the form of equity securities (warrants) of its clients (subsequently noted as "investments"). These non-cash success fees are initially recorded at the fair value of the securities received in exchange for services on the transaction closing date, and related to the financing round to which the Company provided advisory services. No such non-cash success fee revenues were received in 2025.

Subsequently, these investments are marked-to-market each year, and any increases (or decreases) in value, whether realized or unrealized, are recognized as investment gains (or losses) in the year it occurs. See Note 1 - "Investments" below. On rare occasions, former clients may choose to pay dividends on the equity securities held by the Company. The Company received no such dividend payments in 2025.

Accounts Receivable

Receivables from contracts with customers are recognized in Accounts Receivable on the balance sheet when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer. The ending balance for Accounts Receivable as of December 31, 2025 is $2,500. The beginning balance of Accounts Receivable in 2025 was $12,500.

Credit is extended on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days of invoicing and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than

NOTE 1 – continued:

the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. The Company generally does not accrue interest on past due receivables. As of December 31, 2025, the Company's investment in receivables over 90 days past due totaled $0 and its allowance for doubtful accounts totaled $0.

Investments

None of the Company's investments are readily marketable at December 31, 2025.

The Company's investments (warrants/stock) are in smaller, less established private companies, which involves greater risk than that generally associated with investments in more established companies. Less established companies tend to have a lower capitalization and fewer resources and, therefore, are more often vulnerable to financial failure. There is additional risk due to the concentration of the Company's investments within similar lines of business, as economic fluctuations would tend to affect the investments in a similar manner. The Company's investments are generally illiquid, non-marketable and long term in nature and there can be no assurance that the Company will be able to realize the value of its investments in a timely manner.

The Company accounts for its investments using the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

Company investments in equity securities of private companies (warrants/stock) are initially valued at investment cost, determined by the fair value of the securities received in exchange for services on the transaction closing date, and related to the financing round in which the Company provided advisory services.

Subsequently, investments are marked-to-market each year, either using data provided by clients (such as recent private security transactions or related), or using other fair value estimates. Increases (or decreases) in value are recognized as investment gains (or losses) in the year it occurs.

In determining fair value of investments for which observable market prices in active markets do not exist (private investments), the Company uses various valuation approaches based on inputs received from the underlying investment entity, including but not limited to the following: 1) evidence of value based on recent private transactions, 2) evidence such as internal valuations used for the entity's stock-based compensation, 3) market approach (whereby fair value is derived by reference to observable valuation measures for comparable companies such as multiplying a key

NOTE 1 – continued:

performance metric of the investee company, such as EBITDA, or Revenue, by a relevant valuation multiple observed in the range of comparable companies or transactions), or 4) other methods such as use of the cost approach, when there is no obtainable knowledge of company financial performance and no recent transactions or events have occurred that would indicate a change in valuation for these early-stage enterprises. These valuation methodologies involve a significant degree of judgment and as such may differ materially from values that would have been used had a ready market for the investments existed.

Certain investments have an associated referral fee obligation that, in the event of redemption of the warrant, would be owed to a third party. Because this referral fee is only payable under these limited circumstances, it is reflected as an impound of the related warrants rather than a separate liability of the Company.

See Note 4 - Investments for further discussion relating to ASC Topic 820 and the Company's investments.

Equipment

Equipment consists of computer equipment and is stated at cost net of accumulated depreciation. Depreciation is provided using the straight-line method, based on an estimated useful life of three years.

Income Taxes

The Company is a limited liability company that is treated as a partnership for federal income tax purposes, and therefore pays no federal income taxes. The profits and losses of the Company are allocated to its members and included on the members' tax returns.

Tax years subsequent to 2022 are open for audit; however, management believes there are no uncertain tax positions that should be recognized or disclosed in the financial statements.

Concentration of Credit Risk

The Company may maintain bank accounts (certificates of deposit) that are in excess of FDIC insurance limits.

Use of Estimates

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include timing of recognition of retainer and success fees, valuation of equity securities of its clients, and the allowance for doubtful accounts.

NOTE 2 – LLC AGREEMENT

The Company was formed as a limited liability company under the laws of the State of Washington and it has a perpetual term. The liability of its members is limited to the extent allowed by law. The Company is authorized to issue one or more classes of units of limited liability company interest (Units) with specific rights, privileges, preferences and interests as designated by the Board at the time of issuance. The initial authorized units total 100, of which 100 have been issued. Distributions from operations may be made quarterly to members first based on Client Net Cash Flow, as defined in the operating agreement, and then in proportion to their respective Units. Distributions may be made annually in an amount equal to the tax obligations arising from the Company's activities. In all cases, distributions are subject to available cash as determined by the Board.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which prohibits the Company from engaging in any security transactions at a time when its ratio of "aggregate indebtedness" to "net capital" exceeds 15 to 1, or the minimum "net capital" requirement is not met, as those terms are defined by the rule. The Company is approved to conduct limited securities business under SEC Rule 15c3-1 and therefore has a minimum net capital requirement of the greater of $5,000 or six and two thirds percent (6 2/3%) of aggregate indebtedness. As of December 31, 2025, the Company had net capital of $108,641, which was $103,641 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.0332 to 1 as of December 31, 2025.

NOTE 4 – INVESTMENTS

The Company adopted ASC Topic 820, which establishes a hierarchy for inputs used in measuring fair value, and which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing investments, developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing the investments developed based on the best information available in the circumstances.   The hierarchy is broken down into three levels as follows:

- Level I - Valuations based on quoted prices in active markets for identical investments that the Company has the ability to access.   Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

- Level II - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.   The types of investments included in this category are publicly traded securities with restrictions on disposition.

NOTE 4 – continued:

- Level III - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs to determine fair value require significant judgment or estimation by the Company. The types of investments included in this category would be debt and equity securities issued by private entities.

The following table presents the Company's fair value hierarchy for investments (equity interests in clients) measured at fair value on a recurring basis as of December 31, 2025:

Non-publicly Traded Investments (Private)	Level I	Level II	Level III
Warrants to acquire stock, expiration dates through 2028	-	-	$0
Preferred stock	-	-	0
Less referral fees owed upon exercise and redemption of warrants	-	-	0
Total investments	-	-	$0

The changes in investments classified as Level III are as follows for the year ended December 31, 2025.

Balance beginning of year	$35,823
New investment (non-cash warrant revenue)	0
Net unrealized gain/loss on investment	0
Net realized gain/loss on investment	81,074
Proceeds on sale of investment (total)	-116,897
Cash paid for warrant exercise	0
Total investments at fair value at December 31, 2025	$0

NOTE 5 – RETIREMENT PLAN

In 2008, the Company established a Simplified Employee Pension plan (SEP) whereby the Company may make contributions on behalf of its employees and members. Amounts contributed, if any, are at the discretion of the members up to statutory limits. Contributions were made or accrued in respect of 2025.

NOTE 6 – LEASE COMMITMENT

The Company currently leases one office which is on a twelve month lease as well as a drop-in shared office space arrangement also on a twelve month lease. The Company has not elected to apply the recognition requirements of Topic 842 relating to its short term office leases and instead has elected to recognize the lease payments as lease cost on a straight line basis over the lease term. The total cost relating to the office lease for the year ended December 31, 2025 is $11,447.

Note 7 – CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company had accounts receivable as of December 31, 2024 and 2025 of $12,500 and $2,500, respectively.

Note 8 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised exclusively of investment banking services in the form of mergers and acquisition and private placement advisory services. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"). The CODM reviews company financial statements prepared on a consolidated basis, and uses reported profit and loss and balance sheet performance to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the financial performance of the segment are the same as those described in the summary of significant accounting policies.

NOTE 9 – COMMITMENTS, CONTINGENCIES OR GUARANTEES

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.